Exhibit (a)(9)


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August 1, 2002



TO:          SHAREHOLDERS OF ASSISTED LIVING CONCEPTS, INC.

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Shareholder:

         MP ACQUISITION CO., LLC (the "Purchaser") is amending its offer to purchase Shares of Common Stock, Par Value $.01 ("Shares") in ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the "Company"). For the reasons discussed below, the Purchaser is increasing the maximum number of Shares subject to the offer from 200,000 to 500,000, and is reducing the purchase price to:

                                 $3.10 per Share


The Purchaser has also further extended the Expiration Date stated in the Offer to August 15, 2002.

Reasons for Increase in Shares and Reduction of Offer Price

The Purchaser experienced extended delays in dissemination of its original offer. The offer was originally priced, published and filed with the Securities and Exchange Commission on May 22, 2002. As a result of delays in processing and dissemination by the Company's mailing agent, however, a significant number of beneficial owners did not receive the offer until after July 17, 2002 and only a small number of Shares had been tendered as of that date.

After the offer was widely disseminated in July, the Purchaser received tender of more than twice as many Shares as the maximum offer amount. The Purchaser is aware that many beneficial owners of Shares hold very small numbers of Shares after the Company's reorganization. The Purchaser believes that a primary reason for many holders tendering Shares is a desire to sell their entire position, because to sell their small positions in market transactions may be costly or difficult. If the Purchaser had closed the offer without increasing the number of Shares to be acquired, the Purchaser would have been required to pro rate the number of Shares to be purchased from each tendering Share owner based on the number of Shares tendered by each. Pro ration would mean that no tendering Share owner would be able to sell all of the Shares he or she tendered into the offer, leaving small position holders with even further reduced numbers of Shares.

The Purchaser wishes to avoid the need to pro rate the number of Shares purchased from each tendering Share holder. However, the Shares have experienced fluctuations in the market price during the extended delays in dissemination of the offer (see "Other Information" below), and an increase in the Shares subject to the offer increases the potential additional market exposure to the Purchaser from the increase in its total investment in the Company. The Purchaser has therefore determined, consistent with recent trends in the market price, that it can only increase the number of Shares to be purchased if it also reduces the Purchase Price from $3.25 to $3.10 per Share.

Withdrawal

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re- tendered, however, by following the procedures described in Section 3 of the Offer at any time prior to the Expiration Date.


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Other Information

The Shares have continued to trade at low volume, averaging 681 Shares per day in July. During the past 30 days,reported trading prices have ranged from $2.99 per Share to $3.25 per Share, with a price of $3.25 per Share reported at the close of markets on July 31, 2002, with a bid of $2.99 and an offer of $3.25.

A total of 460,850 Shares have been tendered to Purchaser to date and have not been withdrawn. The Purchaser and its affiliates currently beneficially own an aggregate of 303,549 Shares, or approximately 4.7% of the outstanding Shares. If all 500,000 of the Shares sought in this Offer are purchased, the Purchaser and its affiliate would beneficially own in the aggregate 803,549 Shares or approximately 12.5% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $1,550,000 in aggregate purchase price, which the Purchaser will fund out of its existing working capital.

Notwithstanding the increase in Shares subject to the Offer, no change has occurred in the Purchaser's intentions or purpose in making the Offer. The Purchaser continues to seek to acquire Shares for investment purposes.

After carefully reviewing the revised Offer, if you elect to tender your Shares, mail or send by facsimile a duly completed and executed copy of the Letter of Transmittal (printed on green paper and delivered with our prior correspondence) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

         If you have any questions, require an additional copy of the Letter of Transmittal or need other assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) August 15, 2002.







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